                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16

                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of April, 2003

     Commission File Number    033-81500
                           -----------------------------------------------------

                             GREAT LAKES POWER INC.
         -----------------------------------------------------------------------
                (Translation of registrant's name into English)

         181 Bay Street, Suite 300, BCE Place, Toronto, Ontario M5J 2T3
         -----------------------------------------------------------------------
                    (Address of principal executive offices)

               Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F          Form 40-F    X
                                     ----               -----

           Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

           Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
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Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                             Yes     No   X
                                ----    ----

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: April 21, 2003

                                      GREAT LAKES POWER INC.


                                      By:  /s/ Alan V. Dean
                                         ------------------------------

                                      Name: Alan V. Dean
                                      Title: Vice President & Secretary

                                  EXHIBIT INDEX



EXHIBITS        DESCRIPTION
--------        -----------
   1            2002 Annual Report containing the audited consolidated financial statements of Great
                Lakes Power Inc. for the year ended December 31, 2002 - (p. 3-8) and management's discussion and analysis of the (10-20).

   2            Annual Filing of Reporting Issuer